Filed pursuant to Rule 433

Registration Statement No. 333-67286

March 16, 2006

Free Writing Prospectus

Dated March 16, 2006

4,500,000 Shares

Cerus Corporation

Common Stock

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated February 27, 2006 (including the base prospectus dated December 17, 2001 and the documents incorporated by reference therein) relating to these securities.

Public offering price.	$8.75 per share, with an underwriting discount of $0.481 per share

Common stock to be outstanding after this offering.	26,957,729 shares, assuming no exercise of the over-allotment option

The number of shares of our common stock to be outstanding after this offering is based on 22,457,729 shares of capital stock outstanding as of December 31, 2005, and excludes an aggregate of 7,390,000 shares of common stock reserved for issuance under our equity compensation plans, of which 4,598,063 were subject to outstanding stock options as of December 31, 2005, at a weighted average exercise price of $13.025 (the “Excluded Securities”).

Use of Proceeds.	We estimate that the net proceeds from this offering will be approximately $36.9 million (or approximately $42.5 million if the underwriters’ over-allotment option is exercised in full), based on the public offering price of $8.75 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As Adjusted Balance Sheet.	The following as adjusted balance sheet as of December 31, 2005 gives effect to the issuance and sale of 4,500,000 shares of our common stock in the offering at a public offering price of $8.75 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	December 31, 2005
	Actual	As adjusted
	(in thousands, except share and per share data)
Balance Sheet:
Cash, cash equivalents and short term investments	$45,805	$82,716
Stockholders' equity
Preferred Stock, $0.001 par value per share; 5,000,000 shares authorized; 3,327 shares issued and outstanding, actual and as adjusted; $9,496 liquidation preference, actual and as adjusted	9,496	9,496
Common Stock, $0.001 par value per share; 50,000,000 shares authorized; 22,457,729 shares issued and outstanding, actual; 26,957,729 as adjusted	23	27
Additional paid-in capital	332,694	369,600
Accumulated other comprehensive loss	(295)	(295)
Accumulated deficit	(306,643)	(306,643)

Total stockholders' equity	35,275	72,185

Total capitalization	$35,275	$72,185

Dilution.	The net tangible book value of our common stock on December 31, 2005 was approximately $35.3 million, or $1.57 per share. After giving effect to the sale by us of 4,500,000 shares of common stock in this offering at the public offering price of $8.75 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at December 31, 2005 would have been approximately $72.2 million, or $2.68 per share. This represents an immediate increase in net tangible book value of $1.11 per share to existing stockholders and an immediate dilution of $6.07 per share to new investors purchasing shares of common stock in this offering. If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value as of December 31, 2005 would have been $2.81 per share, representing an increase to existing stockholders of $1.24 per share, and there will be immediate dilution of $5.94 per share to new investors.

The foregoing information is based on the number of shares of capital stock outstanding as of December 31, 2005 and does not take into account further dilution to new investors that could occur upon the exercise or issuance of Excluded Securities with a per share exercise price or purchase price less than the public offering price.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement (including the documents incorporated by reference therein) and other documents Cerus has filed with the Securities and Exchange Commission for more complete information about Cerus and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s web site at www.sec.gov. Alternatively, Cerus, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling 1-925-288-6000.